EXHIBIT 99.1

NEWELL RUBBERMAID INC. SAFE HARBOR STATEMENT

The Company has made statements in its Annual Report on Form 10-K for the year ended December 31, 2008, as well as in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and the documents incorporated by reference therein that constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. The statements relate to, and other forward-looking statements that may be made by the Company may relate to, but are not limited to, information or assumptions about the effects of Project Acceleration, sales (including pricing), income/(loss), earnings per share, return on equity, return on invested capital, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, operating income or gross margin improvements or declines, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, and management’s plans, goals and objectives for future operations, performance and growth. These statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. Forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. The factors that are discussed below, as well as the matters that are set forth generally in the 2008 Form 10-K and the first Quarter 2009 Form 10-Q and the documents incorporated by reference therein could cause actual results to differ. Some of these factors are described as criteria for success. The Company’s failure to achieve, or limited success in achieving, these objectives could result in actual results differing materially from those expressed or implied in the forward-looking statements. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.

The Company is subject to risks related to its dependence on the strength of retail economies in various parts of the world.

The Company’s business depends on the strength of the retail economies in various parts of the world, primarily in North America, and to a lesser extent Europe, Central and South America and Asia. These retail economies are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions. With the recent and significant deterioration of economic conditions in the U.S. and elsewhere, there has been considerable pressure on consumer demand, and the resulting impact on consumer spending has had and may continue to have a material adverse effect on the demand for the Company’s products as well as its financial condition and results of operations. Consumer demand and the condition of the retail industry may also be impacted by other external factors such as war, terrorism, geopolitical uncertainties, public health issues, natural disasters and other business interruptions. The impact of these external factors is difficult to predict, and one or more of the factors could adversely impact the Company’s business. Moreover, in recent years, the retail industry in the U.S. and, increasingly, elsewhere has been characterized by intense competition among retailers. Because such competition, particularly in weak retail economies, can cause retailers to struggle or fail, the Company must continuously monitor, and adapt to changes in, the profitability, creditworthiness and pricing policies of its customers. A failure by one of the Company’s large retail customers would adversely impact the Company’s sales and operating cash flows.

A further reduction in the Company’s credit ratings could materially and adversely affect its business, financial condition and results of operations.

The Company’s current senior debt credit ratings from Moody’s Investors Service, Standard & Poor’s and Fitch Ratings are Baa3, BBB- and BBB, respectively. Its current short-term debt credit ratings from Moody’s Investors Service, Standard & Poor’s and Fitch Ratings are P-3, A-3 and F-2, respectively. In February 2009, Moody’s and Standard & Poor’s lowered their credit ratings on the Company’s senior debt from Baa2 to Baa3 and from BBB+ to BBB-, respectively, and their short-term debt credit ratings from P-2 to P-3 and from A-2 to A-3, respectively. Both Moody’s and Standard & Poor’s changed their outlook to Negative. The Company cannot be sure that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances in the future so warrant. Any further downgrade by Moody’s or Standard & Poor’s, which would reduce the Company’s senior debt below investment grade, would increase the Company’s borrowing costs, which would adversely affect the Company’s financial results. The Company would likely be required to pay a higher interest rate in future financings, and its potential pool of investors and funding sources could decrease. If the Company’s short-term ratings were to be lowered, it would further limit, or eliminate entirely, the Company’s access to the commercial paper market. The ratings from credit agencies are not recommendations to buy, sell or hold the Company’s securities, and each rating should be evaluated independently of any other rating.

The Company is subject to intense competition in a marketplace dominated by large retailers.

The Company competes with numerous other manufacturers and distributors of consumer and commercial products, many of which are large and well established. The Company’s principal customers are large mass merchandisers, such as discount stores, home centers, warehouse clubs and office superstores, and commercial distributors. The rapid growth of these large mass merchandisers, together with changes in consumer shopping patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among retailers include fostering high levels of competition among suppliers, demanding innovative new products and requiring suppliers to maintain or reduce product prices and delivering products with shorter lead times. Other trends are for retailers to import products directly from foreign sources and to source and sell products, under their own private label brands, that compete with the Company’s products.

The combination of these market influences has created an intensely competitive environment in which the Company’s principal customers continuously evaluate which product suppliers to use, resulting in downward pricing pressures and the need for big, consumer-meaningful brands, the ongoing introduction and commercialization of innovative new products, continuing improvements in customer service, and the maintenance of strong relationships with large, high-volume purchasers. The Company also faces the risk of changes in the strategy or structure of its major retailer customers, such as overall store and inventory reductions and retailer consolidation. However, the intense competition in the retail sector combined with the overall economic environment may result in a number of retailers experiencing financial difficulty or failing in the future. As a result of these factors, the Company may experience a loss of sales, reduced profitability and a limited ability to recover cost increases through price increases.

The Company’s inability to commercialize a continuing stream of new products that create consumer demand may adversely impact its ability to compete in the marketplace.

The Company’s long-term success in the competitive retail environment depends on its ability to develop and commercialize a continuing stream of innovative new products that create consumer demand. The Company also faces the risk that its competitors will introduce innovative new products that compete with the Company’s products. The Company’s strategy includes investment in new product development and a focus on innovation. There are, nevertheless, numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not deliver expected growth in sales or operating income.

If the Company does not continue to develop and maintain consumer-meaningful brands, its operating results may suffer.

The Company’s ability to compete successfully also depends increasingly on its ability to develop and maintain consumer-meaningful brands so that the Company’s retailer customers will need the Company’s products to meet consumer demand. Consumer-meaningful brands allow the Company to realize economies of scale in its operations. The development and maintenance of such brands requires significant investment in brand building and marketing initiatives. While the Company plans to increase its expenditures for advertising and other brand building and marketing initiatives over the long term, the increased investment may not deliver the anticipated results.

The Company faces challenges and uncertainties as it transforms into a company that grows through consumer-meaningful brands and new product innovation.

The Company is undergoing a transformation from a portfolio-holding company that grew through acquisitions to a focused group of leadership platforms that generate internal growth driven by consumer-meaningful brands and new product innovation. Such a transformation requires significant investment in brand-building, marketing and product development. It also requires the development of the right methods for understanding how consumers interact with the Company’s brands and categories and measuring the effectiveness of advertising and promotion spending. Although the process is well underway, significant challenges and uncertainties remain.

Price increases in raw materials and sourced products could harm the Company’s financial results.

The Company purchases raw materials, including resin, glass, corrugate, steel, gold, zinc, brass and aluminum, which are subject to price volatility and inflationary pressures. The Company attempts to reduce its exposure to increases in those costs through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts and sales price adjustments. Where practical, the Company uses derivatives as part of its risk management process. Also, as part of its strategy to achieve best total cost, the Company increasingly relies on third party manufacturers as a source for its products. These manufacturers are also subject to price volatility and inflationary pressures, which may, in turn, result in an increase in the amount the Company pays for sourced products. Raw material and sourced product price increases may more than offset the Company’s productivity gains and could materially impact the Company’s financial results.

The Company’s plans to improve productivity and streamline operations may not be successful, which would adversely affect its ability to compete.

The Company’s success depends on its ability to continuously improve its manufacturing efficiencies, reduce supply chain costs and streamline non-strategic selling, general and administrative expenses in order to produce products at a best-cost position and allow the Company to invest in innovation and brand building. Project Acceleration includes the anticipated closures of certain manufacturing and distribution facilities. In addition, the Company continuously explores ways to best leverage its functional capabilities such as Human Resources, Information Technology, Customer Service, Supply Chain Management and Finance in order to improve efficiency and reduce costs. The Company runs the risk that Project Acceleration and other corporate initiatives aimed at streamlining operations and processes, cost reduction, and improving overall financial results may not be completed substantially as planned, may be more costly to implement than expected, or may not have the positive effects anticipated. It is also possible that other major productivity and streamlining programs may be required after such projects are completed. In addition, disruptions in the Company’s ability to supply products on a timely basis, which may be incidental to any problems in the execution of Project Acceleration, could adversely affect the Company’s future results.

The Company’s inability to make strategic acquisitions and to integrate its acquired businesses could adversely impact the Company’s future growth.

Although the Company has in recent years increasingly emphasized internal growth rather than growth by acquisition, the Company’s ability to continue to make strategic acquisitions and to integrate the acquired businesses successfully, including obtaining anticipated cost savings and operating income improvements within a reasonable period of time, remain important factors in the Company’s future growth. Furthermore, the Company’s ability to finance major acquisitions may be adversely affected by the recent turmoil and uncertainty in global credit markets. In addition, significant additional borrowings would increase the Company’s borrowing costs and could adversely affect its credit rating and could constrain the Company’s future access to capital.

Circumstances associated with the Company’s potential divestitures and product line rationalizations could adversely affect the Company’s results of operations and financial condition.

The Company continues to evaluate the performance and strategic fit of its businesses and products and may decide to sell or discontinue a business or product line based on such an evaluation. A decision to divest or discontinue a business or product line may result in asset impairments, including those related to goodwill and other intangible assets, and losses upon disposition, both of which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers (or prospective buyers may have difficulty obtaining financing) or executing alternative exit strategies at acceptable prices and terms and in a timely manner. Divestitures and business discontinuations could involve additional risks, including the following:

•	difficulties in the separation of operations, services, products and personnel;
•	the diversion of management’s attention from other business concerns;
•	the assumption of certain current or future liabilities in order to induce a buyer to complete a divestiture;
•	the disruption of the Company’s business;
•	and the potential loss of key employees.

The Company may not be successful in managing these or any other significant risks that it may encounter in divesting or discontinuing a business or product line.

The Company is subject to risks related to its international operations and sourcing model.

Foreign operations, especially in Europe, but also in Asia, Central and South America and Canada, are important to the Company’s business. The Company is expanding from a U.S.-centric business model to one that includes international growth as an increasing focus. In addition, as the Company increasingly sources products in low-cost countries, particularly in the Far East, it is exposed to additional risks and uncertainties. Foreign operations can be affected by factors such as currency devaluation, other currency fluctuations, tariffs, nationalization, exchange controls, interest rates, limitations on foreign investment in local business and other political, economic and regulatory risks and difficulties. The Company also faces risks due to the transportation and logistical complexities inherent in increased reliance on foreign sourcing.

Inflation in Venezuela has continued to increase over the past few years, and it is possible that Venezuela will be designated as a highly inflationary economy during 2009. Gains and losses resulting from the translation of the financial statements of subsidiaries operating in highly inflationary economies are recorded in earnings. If Venezuela is designated as a highly inflationary economy and there is a devaluation of the official exchange rate, earnings could be negatively impacted. In addition, Venezuelan government approval for currency conversion into U.S. dollars has recently been delayed, resulting in higher cash balances within the Company’s Venezuelan subsidiary, which totaled $35.8 million as of March 31, 2009. If the Company was forced to convert its Venezuelan subsidiary’s cash balances into U.S. dollars using unofficial, parallel currency-exchange mechanisms as of March 31, 2009, it could result in currency-exchange losses that may be material to the Company’s results of operations and cash flows in the period such conversion occurs.

The inability to obtain raw materials and finished goods in a timely manner from suppliers would adversely affect the Company’s ability to manufacture and market its products.

The Company purchases raw materials to be used in manufacturing its products. In addition, the Company is placing increasing reliance on third party manufacturers as a source for finished goods. The Company typically does not enter into long-term contracts with its suppliers or sourcing partners. Instead, most raw materials and sourced goods are obtained on a “purchase order” basis. In addition, in some instances the Company maintains single-source or limited-source sourcing relationships, either because multiple sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. Financial, operating or other difficulties encountered by the Company’s suppliers and/or sourcing partners or changes in the Company’s relationships with them could result in manufacturing or sourcing interruptions, delays and inefficiencies and prevent the Company from manufacturing or obtaining the finished goods necessary to meet customer demand.

Complications in connection with the Company’s current information system initiative may adversely impact its results of operations, financial condition and cash flows.

The Company is in the process of replacing various business information systems worldwide with an enterprise resource planning system from SAP. To date, the Company has successfully gone live with the SAP implementation at its North American Office Products business units and certain of its North American Home & Family business units. These go-lives are the first two major milestones in a multi-year implementation that will occur in several phases, primarily based on geographic region and segment. This activity involves the migration of multiple legacy systems and users to a common SAP information platform. Throughout this process, the Company is changing the way it conducts business and employees’ roles in processing and utilizing information. In addition, this conversion will impact certain interfaces with the Company’s customers and suppliers, resulting in changes to the tools the Company uses to take orders, procure materials, schedule production, remit billings, make payments and perform other business functions. Based upon the complexity of this initiative, there is risk that the Company will be unable to complete the implementation in accordance with its timeline and will incur additional costs. The implementation could result in operating inefficiencies, and the implementation could impact the Company’s ability to perform necessary business transactions. All of these risks could adversely impact the Company’s results of operations, financial condition and cash flows.

Impairment charges could have a material adverse effect on the Company’s financial results.

Future events may occur that would adversely affect the reported value of the Company’s assets and require impairment charges. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on the Company’s sales and customer base, the unfavorable resolution of litigation, including patent infringement litigation involving PSI Systems, Inc., a material adverse change in the Company’s relationship with significant customers or business partners, or a sustained decline in the Company’s stock price.

The Company continues to evaluate the impact of economic and other developments on the Company and its business units to assess whether impairment indicators are present. In 2009, the Company’s total market capitalization temporarily declined below the Company’s consolidated stockholders’ equity balance. If the Company’s total market capitalization is below reported consolidated stockholders’ equity at a future reporting date or for a sustained period, the Company considers this an indicator of potential impairment of goodwill. The Company utilizes market capitalization in corroborating its assessment of the fair value of its reporting units. As a result, the Company may be required to perform impairment tests based on changes in the economic environment and other factors, and these tests could result in additional impairment charges in the future.

The resolution of the Company’s tax contingencies may result in additional tax liabilities, which could adversely impact the Company’s cash flows and results of operations.

The Company is subject to income tax in the U.S. and numerous jurisdictions outside the U.S. Significant estimation and judgment is required in determining the Company’s worldwide provision for income taxes. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities. Although the Company believes its tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in its historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.

If the Company is unable to access the capital markets to refinance its maturing short-term debt, its borrowing costs could increase.

As of March 31, 2009, the Company had $760.4 million of short-term debt that it will be required to refinance or repay within the next twelve months. Although the proceeds from the Company’s capital markets transactions in the first quarter of 2009 will address a substantial portion of these obligations, it is possible that the Company may seek to address its remaining short-term obligations through the capital markets or other arrangements. However, access to the capital markets cannot be assured, particularly given the recent turmoil and uncertainty in the global credit markets, and although the Company believes that alternative arrangements will be available to refinance these obligations, such arrangements could result in an increase in the Company’s borrowing costs.

Conversion of the Company’s convertible senior notes due 2014 may dilute the ownership interests of stockholders at the time of conversion and the Company’s stock price may be impacted by note hedge and warrant transactions it entered into in connection with the issuance of the convertible senior notes.

Upon conversion of some or all of the Company’s convertible senior notes due 2014, the ownership interests of stockholders may be diluted. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of the Company’s common stock. In addition, the Company entered into note hedge transactions with various financial institutions, at the time of issuance of the convertible senior notes, with the objective of reducing the potential dilutive effect of issuing common stock upon conversion of the notes. The Company also entered into separate warrant transactions with the same financial institutions. The warrant transactions could separately have a dilutive effect to the extent that the market value per share of common stock exceeds the strike price of the warrants.

In connection with establishing an initial hedge for the note hedge and warrant transactions, these financial institutions or their affiliates entered into various derivative transactions with respect to the Company’s common stock. These entities or their affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the convertible senior notes by entering into or unwinding various derivative transactions with respect to the Company’s common stock and/or purchasing and selling shares of the Company’s common stock. Any of these transactions and activities could adversely affect the value of the Company’s common stock. For additional information on the convertible senior notes and related note hedge and warrant transactions, please refer to Notes 5 and 6 of the Company’s Condensed Consolidated Financial Statements in the Company’s Form 10-Q for the period ended March 31, 2009.

Product liability claims or regulatory actions could adversely affect the Company’s financial results or harm its reputation or the value of its end-user brands.

Claims for losses or injuries purportedly caused by some of the Company’s products arise in the ordinary course of the Company’s business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm the Company’s reputation in the marketplace, adversely impact the value of its end-user brands, or result in an increase in the cost of producing the Company’s products. The Company could also be required to recall possibly defective products, which could result in adverse publicity and significant expenses. Although the Company maintains product liability insurance coverage, potential product liability claims are subject to a self-insured retention or could be excluded under the terms of the policy.

The level of returns on pension and postretirement plan assets and the actuarial assumptions used for valuation purposes could affect the Company’s earnings and cash flows in future periods. Changes in government regulations could also affect the Company’s pension and postretirement plan expenses and funding requirements.

The funding obligations for the Company’s pension plans are impacted by the performance of the financial markets, particularly the equity markets, and interest rates. Funding obligations are determined under government regulations and are measured each year based on the value of assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected under the governmental funding calculations, the Company could be required to make larger contributions. The equity markets can be, and recently have been, very volatile, and therefore the Company’s estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements. An adverse change in the funded status of the plans could significantly increase the Company’s required contributions in the future and adversely impact its liquidity.

Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company’s pension and other postretirement benefit plans are determined by the Company in consultation with outside actuaries. In the event that the Company determines that changes are warranted in the assumptions used, such as the discount rate, expected long term rate of return on assets, or health care costs, the Company’s future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the assumptions that the Company uses may differ from actual results, which could have a significant impact on the Company’s pension and postretirement liabilities and related costs and funding requirements.